Exhibit 99.1

Melco Announces Extension of Maturity Date of Revolving Credit Facilities and Establishment of Incremental Facility

MACAU, June 9, 2026 (GLOBE NEWSWIRE) — Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”), a developer, owner, and operator of integrated resort facilities in Asia and Europe, today announces that the maturity date of its HK$15,237,500,000 (equivalent to approximately US$1.94 billion) revolving credit facility (the “2020 Credit Facilities”) has been extended from April 29, 2027 to June 9, 2031 and an incremental facility of HK$6,438,775,000 (equivalent to approximately US$821.6 million) has been established under the terms of the 2020 Credit Facilities such that the total commitments under the 2020 Credit Facilities is HK$21,676,275,000 (equivalent to approximately US$2.77 billion).

The 2020 Credit Facilities were originally established pursuant to a senior facilities agreement dated April 29, 2020, entered into between among others, MCO Nominee One Limited (“MCO Nominee One”), a subsidiary of Melco, as borrower, and Bank of China Limited, Macau Branch as agent.

The current extension of the 2020 Credit Facilities and establishment of an incremental facility of HK$6,438,775,000 (equivalent to approximately US$821.6 million) was made pursuant to a third amended and restated facility agreement dated June 9, 2026 (the “2026 Amendment and Restatement Agreement”). Key terms such as pricing and financial covenants remain unchanged.

In connection with the 2026 Amendment and Restatement Agreement, MCO Nominee One agreed to pay customary fees to the consenting lenders and incremental facility lenders.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) changes in the gaming market and visitations in Macau, the Philippines, the Republic of Cyprus and Sri Lanka, (ii) local and global economic conditions, (iii) capital and credit market volatility, (iv) our anticipated growth strategies, (v) risks associated with the implementation of the amended Macau gaming law by the Macau government, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO), is a developer, owner and operator of integrated resort facilities in Asia and Europe. The Company currently operates City of Dreams (www.cityofdreamsmacau.com) and Altira Macau (www.altiramacau.com), integrated resorts located in Cotai and Taipa, Macau, respectively. Its business also includes the Mocha Clubs (www.mochaclubs.com), the only non-casino based operation of electronic gaming machines in Macau. In addition, the Company operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, the Company operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), an integrated resort in the Entertainment City complex in Manila. In Europe, the Company operates City of Dreams Mediterranean, an integrated resort in Limassol, in the Republic of Cyprus (www.cityofdreamsmed.com.cy) and licensed satellite casinos in other cities in Cyprus (the “Cyprus Casinos”). In South Asia, the Company operates the casino and manages the Nuwa hotel at City of Dreams Sri Lanka (www.cityofdreamssrilanka.com), an integrated resort in Colombo, Sri Lanka. For more information about the Company, please visit www.melco-resorts.com.

The Company is majority owned by Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited, which is in turn majority owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com